Exhibit 5.1
Consent of Independent Auditors
     We have read the Short Form Base Shelf Prospectus of The Toronto-Dominion Bank (the “Bank”) dated October 25, 2010 relating to the offering of up to $10,000,000,000 Debt Securities (subordinated indebtedness), Common Shares, Class A First Preferred Shares and Warrants to Purchase Preferred Shares (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned Prospectus of our report dated December 2, 2009 to the shareholders of the Bank on the Consolidated Balance Sheet of the Bank as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years then ended.
/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
October 25, 2010

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